[PILLSBURY WINTHROP SHAW PITTMAN LETTERHEAD]

September 27, 2006

Jeffrey B. Grill

202.663.9201

jeffrey.grill@pillsburylaw.com

By Facsimile

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Daniel L. Gordon, Accounting Branch Chief

                   James Webster, Staff Accountant

Re:	Saul Centers, Inc.
Form 10-K (File No. 1-12254) for Year Ended December 31, 2005
Response to Staff Comments of September 13, 2006

Ladies and Gentlemen:

On behalf of Saul Centers, Inc. (the “Company”), we are submitting this letter in response to the comments contained in the Staff’s letter of September 13, 2006, regarding the Company’s Form 10-K for the year ended December 31, 2005.

In order to facilitate the Staff’s review of this letter, we have included the text of the Staff’s comments in its letter of September 13, 2006, and the order of the responses corresponds to the order of the Staff’s comments and follows the same numbering.

Form 10-K

Management’s Discussion and Analysis

Funds from Operation, page 49

1.	Please clarify whether it is your intention that investors use FFO as a measure of your liquidity or operating performance. We note on page 33 that you present FFO along with GAAP basis cash flow information. You also disclose your belief that FFO provides investors with an indication of the ability of the Company to incur and service debt, to make capital expenditures and to fund other cash needs. However, you reconcile FFO to net income, which suggests it is a performance measure. If you intend FFO to be a measure of liquidity then please replace your reconciliation with a reconciliation of FFO to cash flows calculated

Division of Corporation Finance

September 27, 2006

in accordance with GAAP. Otherwise, you should provide the comprehensive disclosures specified in the answer to Question 8 of the FAQ regarding the use of non-GAAP financial measures and remove those disclosures that it imply it is a liquidity measure.

The Company intends investors to use FFO as a measure of operating performance, not liquidity. Our inclusion of cash flow information and FFO under the subheading “Other Data” in the “Selected Financial Data” table on page 33 is merely coincidental as we believe both pieces of information are relevant for investors. To clarify that we do not deem the two comparable measures, in future filings, we will list the cash flow information under the subheading “Cash Flow Data” and will list FFO under the subheading “Other Data.”

In addition, to further clarify that we intend investors to use FFO as a measure of operating performance, not liquidity, in future filings, we will revise the language included in the footnote on page 49 to read as follows:

“The National Association of Real Estate Investment Trusts (NAREIT) developed FFO as a relative non-GAAP financial measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO is defined by NAREIT as net income, computed in accordance with GAAP, plus minority interests, extraordinary items and real estate depreciation and amortization, excluding gains or losses from property sales. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs, which is disclosed in the Consolidated Statements of Cash Flows for the applicable periods. There are no material legal or functional restrictions on the use of FFO. FFO should not be considered as an alternative to net income, its most directly comparable GAAP measure, as an indicator of the Company’s operating performance, or as an alternative to cash flows as a measure of liquidity. Management considers FFO a meaningful supplemental measure of operating performance because it primarily excludes the assumption that the value of the real estate assets diminishes predictably over time (i.e., depreciation), which is contrary to what we believe occurs with our assets, and because industry analysts have accepted it as a performance measure. FFO may not be comparable to similarly titled measures employed by other REITs.”

Division of Corporation Finance

September 27, 2006

As requested by the Staff, we are providing the following acknowledgements:

-	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

-	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of these matters. If you have any questions relating to this supplemental letter, I can be reached by telephone at 202.663.9201, by facsimile at 202.663.9203 (or 202.663.8007), or by e-mail at jeffrey.grill@pillsburylaw.com.

Thank you very much for your prompt attention to this matter.

Sincerely,

/s/ Jeffrey B. Grill

Jeffrey B. Grill

cc:	Thomas H. McCormick
Scott V. Schneider
Kenneth D. Shoop
William F. Anhut